Exhibit 99.2
Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2022

On March 6, 2023, Shinhan Financial Group filed its audit report with the Financial Supervisory Service and the Korea Exchange of the Republic of Korea pursuant to the Act of External Audit of Stock Companies and KOSPI Market Disclosure Regulation.

Please refer to the attached PDF file to see more details of Audit Reports with consolidated financial statements.